

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Mark D. Gordon
Chief Executive Officer
ODYSSEY MARINE EXPLORATION INC
205 S. Hoover Boulevard
Suite 210
Tampa, FL 33609

Re: ODYSSEY MARINE EXPLORATION INC
Registration Statement on Form S-3
Filed April 1, 2025
File No. 333-286323

Dear Mark D. Gordon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David M. Doney, Esq.